Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                               (In Millions)
                                (Unaudited)



                                     Nine Months
                                        Ended          Year Ended December 31,
                                       9/30/97    1996    1995    1994    1993   1992

Earnings available for fixed charges
 Net income (loss)                     $ (64)    $  584  $  520  $  453   $333   $329
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                           (56)       (39)    (14)     (9)   (20)   (33)
   Capitalized interest of
    nonregulated companies               (11)       (10)     (8)     (9)   (26)   (66)
 Add:
   Fixed charges (a)                     421        454     436     487    471    452
   Minority interests                     58         75      27      30     28     18
   Income tax expense (benefit)         (109)       297     310     190    148     88
     Total                             $ 239     $1,361  $1,271  $1,142   $934   $788

Fixed Charges
 Interest expense (a)                  $ 384     $  404  $  386  $  445   $436   $430
 Rental expense representative of
  interest factor                         37         50      50      42     35     22
     Total                             $ 421     $  454  $  436  $  487   $471   $452

Ratio of earnings to fixed charges       (b)       3.00    2.92    2.34   1.98   1.74

(a) Amounts exclude costs incurred on sales of accounts receivables.
(b) For the nine months ended September 30, 1997, earnings were inadequate to cover fixed charges by $182 million.
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